UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
251591103
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004-1404
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Alexander Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		32,863,948*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,863,948*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,863,948*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned, the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5 of Amendment No. 1.
** = Based on 188,136,958 shares outstanding. See Item 5(a) of Amendment No. 1.

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Katharina Otto-Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		13,050,908*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,050,908*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,050,908*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned, the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5 of Amendment No. 1.
** = Based on 188,136,958 shares outstanding. See Item 5(a) of Amendment No. 1.

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Dr. Michael Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		2,175,150*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,175,150*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,175,150*

WITH	10	SHARED DISPOSITIVE POWER

2,175,150*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,350,300*,**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned, the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5 of Amendment No. 1.
** = Includes Common Shares over which Dr. Michael Otto has power of attorney granted by Janina Vater.
*** = Based on 188,136,958 shares outstanding. See Item 5(a) of Amendment No. 1.

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Janina Vater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,175,150*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,175,150*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,175,150*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned, the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5 of Amendment No. 1.
** = Based on 188,136,958 shares outstanding. See Item 5(a) of Amendment No. 1.

CUSIP No.	251591103
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on August 20, 2009. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended.
The Schedule 13D is amended to make the following change to Item 4:

Item 4.	Purpose of Transaction.
The Reporting Persons have requested that the closing of the Second Tranche, previously scheduled to occur on September 28, 2009, now occur on September 18, 2009.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

CUSIP No.	251591103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 14, 2009

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne
For: Alexander Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne
For: Katharina Otto-Bernstein

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne
For: Dr. Michael Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne
For: Janina Vater

CUSIP No.	251591103
EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater